Filed by Prime Number Holding Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 333-271994

Subject Company: Prime Number Holding Limited

 3DOM Alliance Group Unveils Next-gen Intersection of Smart Energy,

Clean Mobility, and Sustainable Living at VivaTech 2023

For the first time in Europe, the Japanese group presents an immersive experience showcasing a sustainable future enabled by hyper-distributed digital and energy infrastructures

TOKYO, May 31, 2023 – The 3DOM Alliance Group, a leading innovator in decarbonization solutions, is thrilled to announce its debut participation at Viva Technology (“VivaTech”) 2023, where they will offer an exclusive opportunity to embark on an immersive adventure through a clean, green, and personalized city of the future. Visitors to the 3DOM Alliance booth will experience the groundbreaking solutions developed by four companies within the Japan-based Group: 3DOM Alliance, noco-noco, Binex, and Tesnology.

Taking place from June 14th to 17th at the Paris Expo Porte de Versailles in Paris, France, VivaTech 2023 is one of Europe’s most prestigious technology events, attracting the brightest minds, industry experts, and media representatives from around the globe. With its inaugural presence, the 3DOM Alliance Group calls into question the sustainability of the world’s current technological trajectory and aims to offer an alternative – a visionary decarbonized cityscape replete with proprietary technologies and solutions across sectors including energy, mobility, digital infrastructure, and sustainable living.

With the Japanese ethos of innovation for good at the heart of its VivaTech experience, the booth will allow attendees to witness firsthand how clean energy, mobility, and connectivity converge to create sustainable and user-centric living environments with circular economy efficiencies.

The showcase will feature integrated solutions developed by the following 3DOM Alliance Group companies participating in the exhibition:

1.	3DOM Alliance: Revolutionizing energy storage with long-lasting, highly heat-resistant, and high-performing battery technology customizable for diverse specifications spanning mobility and stationary storage, 3DOM Alliance empowers a more sustainable and resilient energy ecosystem.
2.	noco-noco: Transforming electrification and energy optimizations, noco-noco makes decarbonization accessible while moving towards a circular battery economy. noco-noco’s carbon neutral leasing platform and work towards achieving IoT-enabled energy efficiency services steer a new movement towards sustainability.
3.	Binex: Pioneering high-efficiency fuel-cell technology and harnessing high-growth sorghum to create second-generation biofuels, supply a nutritious food source, and sequester CO2 in the soil, Binex is creating a circular economy of locally produced and locally consumed renewable energy.
4.	Tesnology: Innovating edge processing technology that is data-light, secure, human-centric, and allows for seamless connection across devices and systems, Tesnology holds the key to truly decentralized smart homes and cities where humans and devices coexist in mutual harmony.

Key representatives from each company, including Dr. Kiyoshi Kanamura, inventor of the Group’s core battery technology, and Katsuhiko Kondo, inventor of its data processing technology, will be present at the 3DOM Alliance booth. Media representatives are encouraged to secure exclusive interviews to gain unique insights into these innovations.

Masataka Matsumura, President of 3DOM Alliance and CEO of noco-noco said, “Across the 3DOM Alliance Group, our mission is to drive sustainable pathways to decarbonization by harnessing technology and innovation. We firmly believe that 'Less is More'– the world needs long-lasting, high-efficiency technologies to steer away from over-production and wasted assets. At VivaTech 2023, our immersive booth experience presents an alternative vision for the future that delivers a new standard for sustainability and comfort. Join us to witness the transformative potential of truly decentralized and democratized energy and data.”

For media inquiries, exclusive interviews, or booth tour bookings, please contact:

Nandini Prashad

Head of Strategic Communications and PR

noco-noco Pte. Ltd.

nandini.prashad@noco-noco.com

+65 9749 5106

Important Information and Where to Find It

On December 29, 2022, Prime Number Holding Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), Prime Number Acquisition I Corp. (“PNAC”), Prime Number Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo, Prime Number New Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly-owned subsidiary of PubCo, noco-noco, and certain shareholders of noco-noco collectively holding a controlling interest, entered into a business combination agreement, pursuant to which PNAC is proposing to enter into a business combination with noco-noco involving a merger and a share exchange. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. PNAC’s stockholders and other interested persons are advised to read, when available, the proxy statement/prospectus and the amendments thereto and other documents filed in connection with the proposed business combination, as these materials will contain important information about noco-noco, PNAC and the proposed business combination. When available, the proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of PNAC as of a record date to be established for voting on the proposed business combination. Such stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the Securities and Exchange Commission (the “SEC”), without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to PNAC at its principal executive offices at c/o 1129 Northern Blvd, Suite 404, Manhasset, NY 11030, United States.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to noco-noco and PNAC. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including the proposed business combination, the benefits and synergies of the proposed business combination, the markets in which noco-noco operates as well as any information concerning possible or assumed future results of operations of the combined company after the consummation of the proposed business combination, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of noco-noco and PNAC believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of noco-noco and PNAC caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. Neither noco-noco nor PNAC can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from PNAC’s stockholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by PNAC’s public stockholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties. There may be additional risks that neither noco-noco nor PNAC presently know or that noco-noco and PNAC currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by noco-noco, PNAC, and their respective directors, officers or employees or any other person that noco-noco and PNAC will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent the views of noco-noco and PNAC as of the date of this communication. Subsequent events and developments may cause those views to change. However, while noco-noco and PNAC may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of noco-noco or PNAC as of any date subsequent to the date of this communication.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of noco-noco or PNAC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation

noco-noco, PNAC, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of PNAC’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PNAC’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus on Form F-4 to be filed with the SEC.